SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.(1) (the “Issuer”)

(Name of Issuer)

Series B Shares of Common Stock (“Series B Shares”)

(Title of Class of Securities)

4005102(2)

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Translation of Issuer’s Name: Central North Airport Group.
(2)	No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Series B Shares.

CUSIP No. Not Applicable
1.		Names of Reporting Persons David Martínez
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 117,437,578 Series B Shares(3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 117,437,578 Series B Shares
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 117,437,578 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 30.4% Series B Shares(4) (See Item 5)
14.		Type of Reporting Person (see instructions) IN

(3)	Includes the power to vote and dispose of 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.
(4)	Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons Fintech Advisory Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 117,437,578 Series B Shares(5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 117,437,578 Series B Shares
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 117,437,578 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 30.4% Series B Shares(6) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(5)	Includes the power to vote and dispose of 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.
(6)	Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons Fintech Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 117,437,578 Series B Shares(7)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 117,437,578 Series B Shares
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 117,437,578 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 30.4% Series B Shares(8) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(7)	Includes the power to vote and dispose of 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.
(8)	Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons Bagual S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(9) 57,282,377 Series B Shares(10)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 14.8% Series B Shares(11) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(9)	Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.
(10)	Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party. This power to vote is shared with Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l. and Expanse S.à r.l.
(11)	Percentage calculated based on 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons Grenadier S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(12) 57,282,377 Series B Shares(13)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 14.8% Series B Shares(14) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(12)	Bagual S.à r.l. owns 19.6% of the capital stock of each of SETA and Aerodrome; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.
(13)	Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party. This power to vote is shared with Bagual S.à r.l., Pequod S.à r.l., Harpoon S.à r.l. and Expanse S.à r.l.
(14)	Percentage calculated based on 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons Pequod S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(15) 57,282,377 Series B Shares(16)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 14.8% Series B Shares(17) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(15)	Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.
(16)	Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party. This power to vote is shared with Grenadier S.à r.l., Bagual S.à r.l., Harpoon S.à r.l. and Expanse S.à r.l.
(17)	Percentage calculated based on 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons Harpoon S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(18) 57,282,377 Series B Shares(19)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 14.8% Series B Shares(20) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(18)	Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.
(19)	Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party. This power to vote is shared with Grenadier S.à r.l., Pequod S.à r.l., Bagual S.à r.l. and Expanse S.à r.l.
(20)	Percentage calculated based on 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons Expanse S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(21) 57,282,377 Series B Shares(22)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 14.8% Series B Shares(23) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(21)	Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of each of SETA.
(22)	Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party. This power to vote is shared with Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l. and Bagual S.à r.l.
(23)	Percentage calculated based 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons. Servicios de Tecnologia Aeroportuaria, S.A. de C.V.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 57,282,377 Series B Shares(24)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,282,377 Series B Shares
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 14.8% Series B Shares(25) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(24)	Includes the power to vote and dispose of 7,516,377 Series B Shares and 49,766,000 Series BB shares, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.
(25)	Percentage calculated based on 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons. Aerodrome Infrastructure S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 60,155,201 Series B Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 60,155,201 Series B Shares
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 60,155,201 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.6% Series B Shares(26) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(26)	Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome.

Item 1. Security and Issuer

This Amendment No. 14 (the “Fourteenth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 1, 2007 (the “Schedule 13D”), as subsequently amended, and is being filed by David Martínez (“DM”), Fintech Advisory Inc. (“FAI”), Fintech Holdings Inc. (“FH”), Bagual S.à r.l. (“Bagual”), Grenadier S.à r.l. (“Grenadier”), Pequod S.à r.l. (“Pequod”), Harpoon S.à r.l. (“Harpoon”), Expanse S.à r.l. (“Expanse”), Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) and Aerodrome Infrastructure S.à r.l. (“Aerodrome” and, together with DM, FAI, FH, Bagual, Grenadier, Pequod, Harpoon and Expanse, the “Reporting Persons”), with respect to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Issuer” or “OMA”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

This Amendment is being filed to report (i) an internal reorganization pursuant to which Bagual, Grenadier, Pequod, Harpoon and Expanse sold and transferred 100% of the equity interest in Aerodrome to FH, (ii) the execution of a share purchase agreement for the proposed sale of 100% of the equity interests in SETA and Aerodrome as described herein and (iii) the anticipated execution of assignment agreements for the proposed assignment and transfer of 100% of the equity interests in Harpoon, Grenadier, Pequod and Expanse as described herein.

Item 2. Identity and Background

Item 2 is amended and restated in its entirety to read as follows:

The Reporting Persons are filing this Schedule 13D.

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

David Martínez

David Martínez is the sole shareholder of FH and FAI. David Martínez is a citizen of the United Kingdom and his principal business address is 375 Park Avenue, New York, NY 10152. The present principal occupation of David Martínez is Chairman of the Board and Special Director of FAI.

Fintech Advisory

The purpose of FAI is to serve as the investment advisor of FH and related entities. FAI is wholly owned by David Martínez. Harpoon, Bagual, Expanse, Grenadier, Pequod and Aerodrome are wholly-owned subsidiaries of FH. Consequently, FAI may be deemed to indirectly beneficially own all Series B shares beneficially owned, directly and directly, by Harpoon, Bagual, Expanse, Grenadier, Pequod and Aerodrome. The principal business address of FAI is 375 Park Avenue, New York, NY 10152.

Fintech Holdings

The purpose of FH is to participate and assist in the investment in securities of sovereign and private entities primarily in emerging markets. The principal place of business of FH is 375 Park Avenue, 38th Floor, New York, NY 10152. FH was incorporated on April 16, 2019 and is wholly owned by David Martínez. Harpoon, Bagual, Expanse, Grenadier, Pequod and Aerodrome are wholly-owned subsidiaries of FH.

Harpoon

The purpose of Harpoon is to hold investments by FH. The registered office of Harpoon is located at 11-13 Boulevard de la Foire, L-1528 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Harpoon principal executive offices can be reached is +352 26 27 43 1. Harpoon, which was formed on October 4, 2018, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg. Harpoon is a wholly-owned subsidiary of FH.

Bagual

The purpose of Bagual is to hold investments by FH. The registered office of Bagual is located at 10, rue Mathias Hardt, L-1717 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Bagual’s principal executive offices can be reached is +352 26 34 36 73. Bagual, which was formed on November 23, 2017, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg. Bagual is a wholly-owned subsidiary of FH.

Grenadier

The purpose of Grenadier is to hold investments by FH. The registered office of Grenadier is located at 51, Boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Grenadier principal executive offices can be reached is +352 28 26 39 10. Grenadier, which was formed on November 23, 2017, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg. Grenadier is a wholly-owned subsidiary of FH.

Pequod

The purpose of Pequod is to hold investments by FH. The registered office of Pequod is located at 124, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Pequod principal executive offices can be reached is +352 621 889 664. Pequod, which was formed on November 23, 2017, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg. Pequod is a wholly-owned subsidiary of FH.

Expanse

The purpose of Expanse is to hold investments by FH. The registered office of Expanse is located at 2c, Rue Nicolas Bové, L-1253 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Expanse principal executive offices can be reached is +352 27 40 39 32 61. Expanse, which was formed on December 16, 2019, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg. Expanse is a wholly-owned subsidiary of FH.

Aerodrome

The purpose of Aerodrome is to hold investments by FH. The registered office of Aerodrome is located at 8, rue de la Grève, L-1643 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Aerodrome’s principal executive offices can be reached is +352 28 26 39 10. Aerodrome, which was incorporated on January 14, 2021, is a private limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg. Aerodrome is a wholly-owned subsidiary of FH.

Item 4. Purpose of Transaction

The subsection titled “Tender Offer” in Item 4 is amended and restated in its entirety to read as follows:

Tender Offer

On July 9, 2021, the Reporting Persons acquired an additional 60,155,201 Series B Shares of the Issuer, or approximately 15.6% of the Issuer’s total issued and outstanding capital stock, through a tender offer process.

Internal Corporate Reorganization

On June 2, 2022, the Reporting Persons concluded an internal corporate reorganization pursuant to which Bagual, Grenadier, Pequod, Harpoon and Expanse sold and transferred 100% of the equity interests in Aerodrome to FH. This internal corporate reorganization did not change the voting or dispositive power over the Series B Shares beneficially owned by FH, FAI and David Martínez.

Sale of SETA and Aerodrome to VINCI Airports

On July 31, 2022, FH, Bagual, Grenadier, Pequod, Harpoon and Expanse entered into a share purchase agreement with CONCESSOC 31 SAS to sell 100% of their equity interest in SETA and Aerodrome (the “SPA”). The closing of this sale transaction is subject to customary closing conditions, including obtaining required antitrust approvals. Upon the completion of the sale, VINCI Airports SAS through CONCESSOC 31 SAS, its wholly-owned subsidiary, will beneficially own approximately 58,529,833 Series B Shares owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which together represent approximately 29.99% of the total issued and outstanding capital stock of OMA. The purchase price agreed for the sale of SETA is approximately US$578.7 million and the purchase price agreed for the sale of Aerodrome, net of debt, including intercompany debt, owed by Aerodrome as of July 31, 2022, is approximately US$236.7 million.1

The information disclosed in this section does not purport to be complete and is qualified in its entirety by reference to the SPA, a copy of which is filed as Exhibit 31 to this Schedule 13D and is incorporated herein by reference in its entirety. Investors are urged to read the SPA for more complete descriptions of the provisions contained therein.

Sale of Harpoon, Grenadier, Pequod and Expanse

FH anticipates entering into the following assignment agreements (the “Assignment Agreements”) pursuant to which it will sell:

•	100% of the equity interests in Harpoon to Latin America Infrastructure S.à r.l., a Luxembourg company;

•	100% of the equity interests in Pequod to Latin America Finance S.à r.l., a Luxembourg company;

•	100% of the equity interests in Expanse to Latin America Aviation S.à r.l., a Luxembourg company; and

•	100% of the equity interests in Grenadier to Latin America Investment S.à r.l., a Luxembourg company.

The closing of these assignments will be subject to customary closing conditions, including obtaining required antitrust approvals.

Pursuant to the Assignment Agreements, each of Latin America Infrastructure S.à r.l., Latin America Finance S.à r.l., Latin America Aviation S.à r.l. and Latin America Investment S.à r.l. (collectively, the “Co-Investors”) would grant a power of attorney to FAI to vote each of the shares owned by Harpoon, Grenadier, Pequod and Expanse, respectively, in SETA and to dispose of such shares on behalf of each of Harpoon, Grenadier, Pequod and Expanse. The Co-Investors would each obtain financing from FH to pay the purchase price payable under the Assignment Agreements.

As a result, while Harpoon, Grenadier, Pequod and Expanse would no longer be economically owned by David Martínez, FAI or FH, David Martínez and FAI may be deemed to have the power to vote or to dispose of, indirectly through SETA, 7,516,377 Series B Shares, or 1.9% of the OMA’s issued and outstanding capital stock, and 100% of the 49,766,000 Series BB shares of OMA, which represent 12.9% of OMA’s issued and outstanding capital stock. Collectively, these holdings represent 14.8% of OMA’s issued and outstanding capital stock.

1 Net purchase price calculated based on the amount of debt, including intercompany debt, owed by Aerodrome on July 31, 2022. The net purchase price payable at closing will be updated based on the amount of debt owed by Aerodrome on the closing date.

Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) As of the date of this filing, the Reporting Persons have the following direct and indirect beneficial ownership interests in the Series B Shares.

	Directly Owned(1)		Indirectly Owned(1)		Directly and Indirectly Owned(1)
	Number	% of Class	Number	% of Class	Number	% of Class
David Martínez(2)	0	0%	117,437,578	30.4%	117,437,578	30.4%
FAI(3)	0	0%	117,437,578	30.4%	117,437,578	30.4%
FH(3)	0	0%	117,437,578	30.4%	117,437,578	30.4%
Bagual(4)	0	0%	11,241,459	2.9%	11,241,459	2.9%
Grenadier(4)	0	0%	12,288,833	3.2%	12,288,833	3.2%
Pequod(4)	0	0%	12,288,833	3.2%	12,288,833	3.2%
Harpoon(4)	0	0%	11,671,392	3.0%	11,671,392	3.0%
Expanse(4)	0	0%	9,791,860	2.5%	9,791,860	2.5%
SETA(5)	57,282,377	14.8%	0	0%	57,282,377	14.8%
Aerodrome(6)	60,155,201	15.6%	0	0%	60,155,201	15.6%

(1) All percentages are based on 386,169,425 Series B Shares outstanding, as reported in the Form 20-F filed by the Issuer with the SEC on April 29, 2022, which is currently comprised of 336,403,425 Series B Shares outstanding plus 49,766,000 Series BB shares owned by SETA that SETA is entitled to convert into Series B Shares solely upon their disposition to a third party.

(2) David Martínez is the sole shareholder of FAI and FH. Aerodrome, Harpoon, Bagual, Grenadier, Pequod and Expanse are wholly-owned subsidiaries of FH. Harpoon, Bagual, Grenadier, Pequod and Expanse collectively own 100% of the capital stock of SETA. Consequently, David Martínez, indirectly through FH, may be deemed to have the power to vote or to dispose of all Series B Shares directly owned by SETA and Aerodrome.

(3) FAI is the investment advisor of FH.

(4) Bagual, Grenadier, Pequod, Harpoon and Expanse collectively own 100% of the capital stock of SETA. The Series B Shares directly owned by SETA are considered shared as to voting and dispositive power because 19.7% of the capital stock of SETA is owned by Bagual, 21.5% is owned by Grenadier, 21.5% is owned by Pequod, 20.4% is owned by Harpoon and 17.1% is owned by Expanse.

(5) SETA has the sole power to vote and dispose of 7,516,377 Series B Shares and 49,766,000 Series BB shares that SETA is entitled to convert into Series B Shares (solely upon their disposition to a third party), representing 14.8% of the shares of the Issuer (the “SETA-Owned Series B Shares”).

(6) Aerodrome has the sole power to vote and dispose of 60,155,201 Series B Shares (including Series B Shares represented by ADSs), representing 15.6% of the shares of the Issuer (the “Aerodrome-Owned Series B Shares”).

Bagual, Grenadier, Pequod, Harpoon, and Expanse collectively exercise their rights over the SETA-Owned Series B Shares indirectly through SETA.

FH exercises its rights over the SETA-Owned Series B Shares indirectly through Bagual, Grenadier, Pequod, Harpoon, and Expanse and over the Aerodrome-Owned Series B Shares indirectly through Aerodrome.

David Martínez exercises his rights over the SETA-Owned Series B Shares and Aerodrome-Owned Series B Shares indirectly through FH.

(c) No transactions in Series B Shares were effected by the Reporting Persons during the 60 day period ended July 31, 2022.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description
31	Share Purchase Agreement, dated July 31, 2022 by and among, inter alia, FH, Bagual, Grenadier, Pequod, Harpoon and Expanse, as sellers, and CONCESSOC 31 SAS, as purchaser, with respect to the sale of 100% of the equity interests held by the sellers in SETA and Aerodrome, respectively.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2022

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH ADVISORY INC.

By:	/s/ David Martínez
Name: David Martínez
Title: Authorized Person

FINTECH HOLDINGS INC.

By:	/s/ David Martínez
Name: David Martínez
Title: Authorized Person

BAGUAL S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

GRENADIER S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

PEQUOD S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

HARPOON S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

EXPANSE S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.

By:	/s/ Christian Whamond
Name: Christian Whamond
Title: Authorized Person

AERODROME S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person